April 19, 2005

Mail Stop 04-09

VIA U.S. MAIL AND FAX 011-54-11-4323-7480

Gabriel Blasi, Chief Financial Officer
IRSA Inversiones y Representaciones S.A.
Edificio Intercontinental Plaza
Bolivar 108, Piso 22
(C1066AAB) Buenos Aires, Argentina

RE:	IRSA Inversiones y Representaciones S.A,
	Form 20-F for the year ended June 30, 2004
	Form 6-K filed February 24, 2005
      File No. 1-13542


Dear Mr. Blasi:

      We have reviewed your response letter dated April 15, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8.  Financial Information

Legal or Arbitration Proceedings, page 145

1. Relating to prior comments 1 and 7, in future filings please disclose the nature of any accruals that have been made for loss contingencies in accordance with paragraph 9 of SFAS 5.

2. Relating to prior comment 2, clarify to us whether your response is meant to indicate that future filings will use the terms proscribed by paragraph 3 of SFAS 5 in disclosures of litigation and any loss contingencies.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 824-5222.



Sincerely,



Steven Jacobs
Branch Chief


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IRSA Inversiones y Representaciones S.A.
April 19, 2005
Page 1